CYNTECH TECHNOLOGIES, INC.




December 29, 1999


Securities & Exchange Commission
Washington D.C. 20549

Attn: Ms. Michelle Anderson, Esquire

Re:      Cyntech Technologies Inc.
         Registration Statement Form 10SB
         Filed November 10,1999
         File No. 000-30370

Dear Ms. Anderson,

Due to the holiday season, and the unavailability of staff and outside legal counsel during this period, we will be unable to complete our response to the SEC comments by the required date. Consequently, we respectfully wish to withdraw the registration statement noted above. It is our intention to resubmit the Form10SB registration during January, 2000.

Thank you,


Frank Meyer
President










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